Exhibit 99.2

Adaptimmune to Participate in the Jefferies Autumn 2015 Global Healthcare Conference

PHILADELPHIA, Pa. and OXFORD, UK., November 12, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), a leader in the use of T-cell therapy to treat cancer, today announced that James Noble, Chief Executive Officer of Adaptimmune, will present at the Jefferies Autumn 2015 Global Healthcare Conference at 11:20 AM GMT (6:20 AM EST) on Wednesday, November 18, 2015. The conference is being held at the Mayfair Hotel in London, UK.

Adaptimmune’s presentation will be webcast live for investors through the investor section of www.adaptimmune.com and available for a period of 30 days following the conference.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform. Established in 2008, the Company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. As of October 31, 2015, 86 patients had been treated with Adaptimmune’s NY-ESO affinity enhanced T-cell therapy:  48 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapy, directed at MAGE-A10, is scheduled to enter the clinic shortly. The Company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 of these through unpartnered research programs.  Adaptimmune has over 190 employees and is located in Oxfordshire, U.K. and Philadelphia, USA.  For more information:  http://www.adaptimmune.com

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com